

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

**via facsimile and U.S. mail**
Mr. Nick DeMare
Halo Resources Ltd.
625 Howe Street, Suite 1280
Vancouver, British Columbia
Canada, V6C 2T6

August 21, 2007

Re: **Halo Resources Ltd.**
**Form 20-F for the Fiscal Year Ended August 31, 2006**
**Filed March 15, 2007**
**File No. 0-30196**

Dear. Mr. DeMare:

We have completed our review of Halo Resources Ltd.'s 2006 Form 20-F and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief